UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

Central Vermont Public Service Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Central Vermont Public Service Corporation (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $6 Per Share
(Title of Class of Securities)

155771108
(CUSIP Number of Class of Securities)

Dale Rocheleau
Senior Vice President and Corporate Secretary
Central Vermont Public Service Corporation
77 Grove Street
Rutland, Vermont  05701
(802) 773-2711
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

With copy to:

William S. Lamb, Esq.
LeBoeuf, Lamb, Greene & MacRae LLP
125 West 55th Street
New York, NY 10019
(212) 424-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$50,625,000	$5,417.00

*           Estimated solely for the purpose of calculating the filing fee, this amount was calculated assuming the purchase of 2,250,000 outstanding shares of common stock, par value $6 per share, at the maximum possible tender offer price of $22.50 per share in cash.

**          The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $107.00 for each $1,000,000 of the value of the transaction.

[X]

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:	$5,417.00 Schedule TO Central Vermont Public Service Corporation February 13, 2006

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] [X] [ ] [ ]	third-party tender offer subject to Rule 14d-1. issuer tender offer subject to Rule 13e-4. going-private transaction subject to Rule 13e-3. amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  [   ]

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 13, 2006, as amended by Amendment No. 1 filed on February 15, 2006 (the "Schedule TO"), by Central Vermont Public Service Corporation, a Vermont corporation (the "Company"), relating to the offer by the Company to purchase up to 2,250,000 of its common shares, $6.00 par value, (subject to its right to purchase up to an additional 2% of its outstanding shares) or such lesser number of common shares as is properly tendered and not properly withdrawn, at a purchase price not greater than $22.50 nor less than $20.50 per share, net to the seller in cash, without interest. The Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 13, 2006 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), (which together, as amended or supplemented from time to time, constitute the "Offer"). This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the accompanying Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information in the Offer is incorporated in this Amendment No. 2 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1 THROUGH 11

Section 4.  "Withdrawal Rights"

               The following shall be added to the end of the second paragraph underneath the caption "4. Withdrawal Rights":

"In the event that a stockholder has submitted multiple letters of transmittal in order to tender shares at different prices, a separate notice of withdrawal must be submitted in accordance with the terms of this Offer with respect to each separate letter of transmittal in order for such withdrawals to be effective, as applicable."

Section 7.  "Conditions of the Tender Offer"

               The last paragraph underneath the caption "7. Conditions of the Tender Offer" is amended and restated as follows:

               "The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances (excluding any action or inaction on our part that is within our control) giving rise to any of these conditions, and may be waived by us, in whole or in part, at any time and from time to time, before the expiration of the offer (except in the case of the conditions related to regulatory matters, which may be asserted at any time prior to our acceptance of shares for payment), in our sole discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of these rights, and each of these rights shall be deemed an ongoing right that may be asserted at any time before the expiration of the offer (except in the case of the conditions related to regulatory matters, which may be asserted at any time prior to our acceptance of shares for payment). Any determination or judgment by us concerning the events described above will be final and binding on all parties, subject to a tendering stockholder disputing our determination or judgment in a court of competent jurisdiction."

Section 10.  "Certain Information Concerning CVPS"

               The last paragraph underneath the caption "10. Certain Information Concerning CVPS" is amended and restated as follows:

               Incorporation by Reference. The rules of the Securities and Exchange Commission allow us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. These documents contain important information about us:

SEC Filings (File No. 1-8222)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2004
Quarterly Reports on Form 10-Q	Quarter ended March 31, 2005, Quarter ended June 30, 2005, Quarter ended September 30, 2005
Current Reports on Form 8-K

January 5, 2005, January 6, 2005, January 13, 2005, February 22, 2005, February 23, 2005, February 28, 2005, March 3, 2005, April 5, 2005, April 27, 2005, June 14, 2005, June 20, 2005, June 23, 2005, July 15, 2005, July 27, 2005, October 11, 2005, October 12, 2005, October 18, 2005, November 1, 2005, November 21, 2005, November 29, 2005, December 20, 2005, February 7, 2006, February 14, 2006, February 24, 2006 and February 27, 2006

We incorporate by reference the documents listed above except that we do not incorporate portions of any document that is either (a) described in paragraph (i), (k) or (l) of Item 402 of Regulation S-K promulgated by the SEC or (b) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K. Any statement contained in this offer to purchase or in a document incorporated by reference herein shall be deemed to be modified or superseded to the extent such statement is made in any subsequently filed document, and any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this offer to purchase. You may request a copy of these filings, at no cost, by writing, telephoning or emailing us at our principal executive offices at the following address: Shareholder Services, CVPS Corp., 77 Grove Street, Rutland, Vermont 05701, telephone: (800) 354-2877 or by email at shsvsc@cvps.com. Please be sure to include your complete name and address in the request.

ITEM 12.  EXHIBITS

               Item 12 of the Schedule TO is hereby amended by adding the following exhibit:

(a)(5)(C)	Press Release dated February 27, 2006, incorporated by reference to the Company's Current Report on Form 8-K dated February 27, 2006 (filed with the SEC on February 27, 2006, File No. 1-8222).
SIGNATURE After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: March 2, 2006
CENTRAL VERMONT PUBLIC SERVICE CORPORATION By: /s/ Edmund F. Ryan Name: Edmund F. Ryan Title: Acting Chief Financial Officer and Treasurer
EXHIBIT INDEX
Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated February 13, 2006 *
(a)(1)(B)	Letter of Transmittal *
(a)(1)(C)	Notice of Guaranteed Delivery *
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 13, 2006 *
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other nominees dated February 13, 2006 *
(a)(1)(F)	Letter to participants in CVPS' 401(k) Plan, dated February 13, 2006 *
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Press Release, dated February 7, 2006 (Current Report on Form 8-K filed February 7, 2006, File No. 1-8222)
(a)(5)(A)	Press Release dated February 14, 2006, incorporated by reference to the Company's Current Report on Form 8-K dated February 14, 2006 (filed with the SEC on February 14, 2006, File No. 1-8222).
(a)(5)(B)	Questions & Answers about the CVPS Stock Buyback dated February 14, 2006 *
(a)(5)(C)	Press Release dated February 27, 2006, incorporated by reference to the Company's Current Report on Form 8-K dated February 27, 2006 (filed with the SEC on February 27, 2006, File No. 1-8222).
(d)(1)	Stock Option Plan for Non-Employee Directors dated July 18, 1988. (Exhibit 10-184, 1988 Form 10-K, File No. 1-8222)
(d)(2)	Stock Option Plan for Key Employees dated July 18, 1988. (Exhibit 10-185, 1988 Form 10-K, File No. 1-8222)
(d)(3)	Officers Supplemental Deferred Compensation Plan dated November 4, 1985. (Exhibit 10-187, 1988 Form 10-K, File No. 1-8222)
(d)(3)(A)	Amendment dated October 2, 1995. (Exhibit 10.71.1, 1995 Form 10-K, File No. 1-8222)
(d)(4)	Directors' Supplemental Deferred Compensation Plan dated November 4, 1985. (Exhibit 10-188, 1988 Form 10-K, File No. 1-8222)
(d)(4)(A)	Amendment dated October 2, 1995. (Exhibit 10.72.1, 1995 Form 10-K, File No. 1-8222)
(d)(5)	Management Incentive Compensation Plan as adopted September 9, 1985. (Exhibit 10-189, 1988 Form 10-K, File No. 1-8222)
(d)(5)(A)	Revised Management Incentive Plan as adopted February 5, 1990. (Exhibit 10-200, 1989 Form 10-K, File No. 1-8222)
(d)(5)(B)	Revised Management Incentive Plan dated May 2, 1995. (Exhibit 10.73.2, 1995 Form 10-K, File No. 1-8222)
(d)(6)	Stock Option Plan for Non-Employee Directors dated April 30, 1993 (Exhibit 10.78, 1993 Form 10-K, File No. 1-8222)
(d)(7)	Directors' Supplemental Deferred Compensation Plan dated January 1, 1990 (Exhibit 10.80, 1993 Form 10-K, File No. 1-8222)
(d)(7)(A)	Amendment dated October 2, 1995. (Exhibit No. 10.80.1, 1995 Form 10-K, File No. 1-8222)
(d)(8)	Officers' Supplemental Deferred Compensation Plan dated January 1, 1990 (Exhibit 10.81, 1993 Form 10-K, File No. 1-8222)
(d)(9)	Management Incentive Plan for Executive Officers dated January 1, 1997. (Exhibit 10.82, 1996 Form 10-K, File No. 1-8222)
(d)(10)	Management Incentive Plan for Executive Officers dated January 1, 1998 (Exhibit A10.83, Form 10-Q, March 31, 1998, File No. 1-8222)
(d)(11)	Officers' Supplemental Retirement and Deferred Compensation Plan as Amended and Restated Effective January 1, 1998 (Exhibit 10.85, 1998 Form 10-K, File No. 1-8222)
(d)(11)(A)	Officers' Supplemental Retirement and Deferred Compensation Plan, Amended and Restated Effective January 1, 2005. (Exhibit A10.85.1, 2004 Form 10-K, File No. 1-8222)
(d)(12)	1993 Stock Option Plan for Non-employee Directors (Exhibit 28 to Registration Statement, Registration 33-62100)
(d)(13)	1997 Stock Option Plan for Key Employees (Exhibit 4.3 to Registration Statement, Registration 333-57001)
(d)(14)	1997 Restricted Stock Plan for Non-employee Directors and Key Employees (Exhibit 4.3 to Registration Statement, Registration 333-57005)
(d)(15)	Management Incentive Plan for Executive Officers dated January 1, 1999. (Exhibit A10.89, Form 10-Q, March 31, 1999, File No. 1-8222)
(d)(16)	Performance Share Incentive Plan dated effective January 1, 1999. (Exhibit A10.90, Form 10-Q, June 30, 1999, File No. 1-8222)
(d)(17)	Management Incentive Plan for Executive Officers dated January 1, 2000. (Exhibit A10.91, Form 10-Q, March 31, 2000, File No. 1-8222)
(d)(18)	Management Incentive Plan for Executive Officers dated January 1, 2001. (Exhibit A10.93, Form 10-Q, March 31, 2001, File No. 1-8222)
(d)(19)	2000 Stock Option Plan for Key Employees. (Form S-8 Registration Statement, Registration 333-39664)
(d)(20)	Form of Deferred Compensation Plan for Officers and Directors. (Exhibit A10.96, Form 10-Q, March 31, 2002, File No. 1-8222)
(d)(20)(A)

Deferred Compensation Plan for Officers and Directors of Central Vermont Public Service Corporation, Amended and Restated Effective January 1, 2005. (Current Report on Form 8-K filed January 6, 2005, File No. 1-8222)

(d)(21)	Management Incentive Plan for Executive Officers dated January 1, 2002. (Exhibit A10.97, Form 10-Q, March 31, 2002, File No. 1-8222)
(d)(21)(A)	Management Incentive Plan, Effective as of January 1, 2005. (Exhibit A 10.97.1, 2004 Form 10-K, File No. 1-8222)
(d)(22)	2002 Long-Term Incentive Plan. (Form S-8 Registration Statement, Registration 333-102008)
(d)(23)	Performance Share Incentive Plan dated effective January 1, 2004. (Exhibit A10.100, Form 10-Q, June 30, 2004, File No. 1-8222)
(d)(23)(A)	Performance Share Incentive Plan, Effective January 1, 2005. (Current Report On Form 8-K filed January 13, 2005, File No. 1-8222)
(d)(24)	Form of Central Vermont Public Service Performance Share Agreement Pursuant to the Performance Share Incentive Plan. (Exhibit A10.101, Form 10-Q, September 30, 2004, File No. 1-8222)
(d)(25)	Form of Central Vermont Public Service Corporation Stock Option Agreement Pursuant to the 2002 Long-Term Incentive Plan. (Exhibit A10.102, Form 10-Q, September 30, 2004, File No. 1-8222)
(d)(26)

Form of Central Vermont Public Service Corporation Stock Option Agreement Pursuant to the 2000 Stock Option Plan for Key Employees of Central Vermont Public Service Corporation. (Exhibit A10.103, Form 10-Q, September 30, 2004, File No. 1-8222)

(d)(27)

Form of Central Vermont Public Service Corporation Stock Option Agreement Pursuant to the 1997 Stock Option Plan for Key Employees of Central Vermont Public Service Corporation. (Exhibit A10.104, Form 10-Q, September 30, 2004, File No. 1-8222)

* Previously filed.